January 16, 2009

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:  Equity Ventures Group, Inc.
        Form 10-KSB for Fiscal Year Ended December 31, 2007
        Filed March 11, 2008
        File No. 000-50868

Dear Mr. Kearns:

We represent Equity Ventures Group, Inc., (the “Company” or “Equity Ventures”).  We are in receipt of your letter dated December 22, 2008, the following are our responses.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

General

1.
Please note SEC Release 33-8876 became effective February 4, 2008.  We refer you to the Compliance Dates in Section IV of the Release, which requires that your future amendments be filed on Form 10-K/A rather than Form 10-KSB/A.  Also refer to Section VI.B. of the Release regarding the revised financial statement requirements contained in Article 8 of Regulation S-X.  Please note that, based on the issues raised in our comments below, you may only need to file an abbreviated Form 10-K/A.

Item 8A. Controls and Procedures

Disclosure Controls and Procedures, page 5

2.
We note that your management has concluded that disclosure controls and procedures  were effective as of the end of the fiscal year.  Please tell us how management’s failure to provide the disclosures required by paragraphs (a)(1) and (a)(4) of Item 308T of Regulation S-K noted in our comments below impacts the conclusion regarding the effectiveness of your disclosure controls and procedures.  If you continue to conclude that your disclosure controls and procedures were effective, tell us about the factors you considered to support management’s conclusion.  If you conclude that your disclosure controls and procedures were ineffective, revise to indicate this conclusion and disclose your plan to remedy this deficiency.

Answer:  Management has determined that the disclosures controls and procedures were ineffective and has revised the Form 10-K/A to indicate this along with a plan to remedy this deficiency.

Management’s Report on Internal Control over Financial Reporting, page 5

3.
Please revise to include a statement of management’s responsibility for establishing and maintaining adequate internal controls over financial reporting in accordance with Item 308T(a)(1) of Regulation S-K.

Answer:  The Form 10-K/A has been revised to include a statement of management’s responsibility for establishing and maintaining adequate internal controls over financial reporting in accordance with Item 308T(a)(1) of Regulation S-K.

4.
Please amend your Form 10-KSB to provide a statement in substantially the following form to comply with Item 308(T)(a)(4) of Regulation S-K as follows: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”  In addition please note that the addition of this disclosure may impact your independent accountant’s report on your financial statements.

Answer:  The Form 10-K/A has been revised to comply with Item 308(T)(a)(4) of Regulation S-K.

Section 302 Certifications

5.
Considering you will be amending your filing on Form 10-K, please note that your certifications will have to be revised to replace the term “small business issuer” with “registrant” in all instances.  Further, we note your Section 302 certifications provided with your Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 have this same issue.  Please confirm that in future filings you will revise your Section 302 certifications to comply.

Answer:  The certifications have been revised in the amended Form 10-K.  The Company confirms that in future filings the Section 302 certifications will be revised accordingly.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/Gregg E. Jaclin
       GREGG E. JACLIN